

June 13, 2011

Eng Chow
President
Enchow Education Corporation
4705 Metro Plaza
183 Tianhe Bei Lu
Tianhe, Guangzhou
China 610000

> **Re:** **Engchow Education Corporation**
> **Amendment #1 to Form 10-12G**
> **Filed June 3, 2011**
> **File No. 000-54314**

Dear Mr. Chow:

We have reviewed your amended Form 10 and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Item 2. Financial Information

Plan of Operation.

1. We note your response to our prior comment two from our letter dated April 12, 2011. You continue to state that Engchow Education raised $20,050 with the "issuance of shares to 43 individuals." However your statement of shareholders equity states that $20,050 worth of stock was issued "for services." Based on the statements of stockholders equity and cash flows it does not appear that you received

cash for the stock issued to the 43 individuals, rather you issued these shares as compensation for services provided. Please clarify and revise for this inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste Murphy, Legal Branch Chief, at 202-5513257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

cc: Via facsimile to (949) 673-4525
                Lee W. Cassidy, Esq.